SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

In the Matter of                       CERTIFICATE
Cinergy Corp. et al.                   OF
File No.  70-8589                      NOTIFICATION

(Public Utility Holding Company Act of 1935)

     With reference to the transactions (a) proposed in the Application-Declaration on Form U-1, as amended, in the above proceeding filed by Cinergy Corp., a registered holding company ("Cinergy"), Cinergy Investments, Inc., Cinergy's nonutility subholding company ("Investments"), and Cinergy Services, Inc., Cinergy's service company subsidiary ("Cinergy Services"; and together with Cinergy and Investments, the "Applicants"), and (b) authorized by the Commission in its orders with respect thereto dated, respectively, March 8, 1996 (Rel. No. 35-26486) and September 21, 1995 (Rel. No. 35-26376), Services hereby notifies the Commission, on behalf of itself and the other Applicants, as follows:

1.     For the calendar quarterly period ended September 30, 1996
("Third Quarter"), none of the Special Purpose Subsidiaries/1/ issued any Recourse Debt Securities./2/

2. General description of activities of Investments and Special
Purpose Subsidiaries during the Third Quarter and of projects in which they have an ownership interest:

     (a) Investments.. No change in activities as previously summarized in Rule 24 certificate in this docket covering calendar quarter ended June 30, 1996.

     (b)  Energy Argentina.    No change in activities as
previously summarized in Rule 24 certificate in this docket covering calendar quarter ended June 30, 1996.

     (c) CGE ECK No change in activities as previously summarized in Rule 24 certificate in this docket covering calendar quarter ended June 30, 1996.

     (d) Midlands. During the Third Quarter, Avon Energy completed its acquisition of all the outstanding common stock of Midlands. The total consideration paid by Avon Energy was approximately $2.6 billion. Also, in connection therewith Cinergy
UK made a series of short-term (approximately 30 days or less) borrowings and reborrowings (ranging from $2 million to $30 million in principal amount and bearing annual interest at fixed rates ranging from 6.66% to 6.76%) under its $40 million Credit Agreement, dated as of May 6, 1996, with Barclays Bank PLC, as administrative agent, and the various banks named therein.

3. Information on intercompany service transactions involving the
Special Purpose Subsidiaries during the Third Quarter:

     (a) name of each associate company providing services and associate company recipient:

          (i)  Cinergy Services/Energy Argentina

          (ii) Cinergy Services/Cinergy UK

     (b)  listing of services provided:

          (i)  accounting, financial, legal

          (ii) accounting, financial, legal

     (c) total dollar amount of services provided per associate company service provider:

          (i)  $39,000

          (ii) $197,000

4. The following unaudited financial statements are filed herewith:

     (a) Special Purpose Subsidiaries Financial Statements, dated
September 30, 1996

                    S I G N A T U R E

     Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    November 13, 1996

         CINERGY SERVICES, INC.


         By:/s/William L. Sheafer
         Treasurer

                           ENDNOTES

/1/ As used herein, "Special Purpose Subsidiaries" refers to the following direct or indirect subsidiaries of Cinergy that are either exempt wholesale generators ("EWGs") or foreign utility companies ("FUCOs") or companies organized for the exclusive purpose of acquiring and owning or holding, directly or indirectly, interests in FUCOs (each, a "FUCO Parent"): PSI Energy Argentina, Inc.("Energy Argentina"), CGE ECK, Inc. ("CGE ECK"), Cinergy UK, Inc. (formerly M.E. Holdings, Inc.) ("Cinergy UK"), Avon Energy Partners Holdings ("Avon Holdings"), Avon Energy Partners plc ("Avon Energy"), Midlands Electricity plc ("Midlands"). Costanera Power Corp. ("Costanera"), PSI Argentina, Inc.("PSI Argentina"), PSI T&D International, Inc., PSI Yacyreta, Inc., PSI Power Resource Development, Inc., PSI Power Resource Operations, Inc., PSI International, Inc. and PSI Sunnyside, Inc. are all inactive Cinergy system companies formed to act as EWGs or FUCO Parents.

/2/ .Recourse Debt Securities means any promissory note, bond or other evidence of indebtedness issued by a Special Purpose Subsidiary to a nonassociate company with respect to which Cinergy or Investments issues a guarantee (including obtaining a letter of credit).